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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 6-K/A

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of January, 2005

                               Crayfish Co., Ltd.
                ------------------------------------------------
                 (Translation of registrants name into English)

                                    5th Floor
                            Minami Ikebukuro 1-16-15
                                Minami Ikebukuro
                                   Toshima-Ku
                                 Tokyo 171-0022
                                      Japan

                ------------------------------------------------
                    (Address of principal executive offices)
                         Commission File Number 0-30530

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           Form 20-F [X] Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrants "home country";), or under the rules of the home country exchange on which the registrants securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrants security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     Crayfish Co., Ltd.
                                          -------------------------------------
                                                       (Registrant)

                                        By     /s/ Masaaki Shimamura
                                           ------------------------------------
                                                     (Signature)
                                           Masaaki Shimamura
                                           President and Representative Director

Date: January 26, 2005





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Explanatory Note:

     Crayfish Co., Ltd. ("Crayfish" or the "Company") filed a report on Form 6-K fillings, which described some incorrect parts. Therefore this 6-K amendment document corrects some incorrect parts of its filed 6-K fillings.

Amending Parts:

     1. Incorrect parts with title, filling date and page number are described as follows:

          1) Filling Title: FY2004 Annual Financial Results (Consolidated) [English Translation] 6-K filling date: 2004 - 11 - 18

               Page 19: (Significant subsequent events)

               2.   Corporate Profile

                    Financial Information of Five Any, Inc.

                   Periods                 FY2004
Accounts                     (From April 1, 2003 To March 31, 2004)
--------------------------   --------------------------------------
Net income                                   73


          2) Filling Title: FY2004 Annual Financial Results (Non-Consolidated) [English Translation] 6-K filling date: 2004 - 11 - 18

               Page 35: (Significant subsequent events)

               2.   Corporate Profile

                    Financial Information of Five Any, Inc.

                  Periods                 FY2004
Accounts                     (From April 1, 2003 To March 31, 2004)
--------------------------   --------------------------------------
Net income                                   73


          3) Filling Tile: Purchase of un-listed Companies Shares [English Translation] 6-K filling date: 2004 - 11 - 18

               Page 1: (Significant subsequent events)

               2.   Corporate Profile

                    Financial Information of Five Any, Inc.

                  Periods                 FY2004
Accounts                     (From April 1, 2003 To March 31, 2004)
--------------------------   --------------------------------------
Net income                                   73


          4) Filling Title: Financial Report for 9th FY to the Chief of Kanto Financial Bureau 6-K filling date: 2004 - 12 - 27

               Page 24: (Significant subsequent events)

               2.   Corporate Profile

                    Financial Information of Five Any, Inc.

                  Periods                 FY2004
Accounts                     (From April 1, 2003 To March 31, 2004)
--------------------------   --------------------------------------
Net income                                   73


          5) Filling Title: Financial Report for 9th FY to the Chief of Kanto Financial Bureau 6-K filling date: 2004 - 12 - 27

               Page 39: (Significant subsequent events)

               2.   Corporate Profile

                    Financial Information of Five Any, Inc.

                  Periods                 FY2004
Accounts                     (From April 1, 2003 To March 31, 2004)
--------------------------   --------------------------------------
Net income                                   73


     2.   The correction should be as follows:

                    Financial Information of Five Any, Inc.

                  Periods                 FY2004
Accounts                     (From April 1, 2003 To March 31, 2004)
--------------------------   --------------------------------------
Net income (loss)                           (73)